Exhibit 99.1

SWVL EXPANDS FURTHER IN EUROPE WITH ACQUISITION OF VOLT LINES, TURKEY’S LEADING PROVIDER OF TECH-ENABLED MASS TRANSIT SOLUTIONS

Volt Lines has more than 110 institutional clients including Mondelez, Axa Insurance, Pirelli, CMA-CGM, MetLife and ICBC

Adds incremental $4.3m annualized revenue forecasted based upon Q1 2022 results and builds on recent acquisitions of controlling stakes in Shotl and Viapool and pending acquisition of door2door

Provides complimentary geographic presence and suite of solutions with forecasted 127% gross revenue CAGR and significant increase in customers since launching in 2018 through the end of 2022

Aligns with Swvl’s commitment to providing safe, affordable transportation options, unlocking social, economic, and educational opportunities while reducing emissions

NEW YORK, April 25, 2022 /PRNewswire/ — Swvl Holdings Corp (“Swvl” or the “Company”) (NASDAQ: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced a definitive agreement to acquire Volt Lines, a Turkey-based B2B and Transport as a Service mobility business. The acquisition builds on Swvl’s recent acquisitions of controlling stakes in Shotl and Viapool, and pending acquisition of door2door. The closing of the transaction is subject to customary closing conditions and is expected to be completed in Q2 2022.

Founded in 2018, Volt Lines has a strong presence in major Turkish cities including Istanbul and the capital Ankara. The company provides corporate clients with a smart and cost-effective alternative to public transportation or ride hailing for commuters by utilizing a network of smartly routed shared buses. Through its monthly subscription option, Volt Lines facilitates consistent and reliable commutes for the employees of more than 110 companies (including ICBC, Mondelez, Axa Insurance, Pirelli, CMA-CGM, MetLife, and many more), which increases productivity for all stakeholders. Volt Lines Founder and CEO Ali Halabi will continue to lead the Turkish business going forward.

Mostafa Kandil, Swvl Founder and CEO, said, “Volt Lines shares Swvl’s commitment to expanding opportunities and reducing emissions through forward-thinking mobility solutions. With this acquisition, we are deepening our presence in Europe, immediately expanding our enterprise client-base and continuing to deliver on our growth objectives. We look forward to welcoming the Volt Lines team to the Swvl family and working together to realize our shared vision of revolutionizing mass transit systems around the world.”

Transaction Highlights:

The transaction with Volt Lines will strengthen Swvl’s position as the leading global provider of tech-enabled mobility solutions:

•	Offers complementary suite of TaaS services that can significantly reduce the cost of commuting:

•	Expands Swvl’s B2B offerings by connecting passengers to drivers through their employers to develop direct routes with flexible departure times.

•	Brings an impressive roster of over 110 enterprise customers, including many multinational companies that rely on Volt Lines to enable commuting for thousands of employees every day.

•	Volt Lines expects to build a dedicated tech and R&D center to support Swvl’s existing global hubs in Spain, Germany, Egypt and Pakistan.

•	Brings a strong track record of growth and highly scalable model:

•	Volt Lines forecasted to deliver 127% revenue CAGR since launching in 2018 through the end of 2022 and a 714% increase in customers since 2018 through the end of 2021.

•	Demonstrated customer stickiness with average net dollar retention of 107% over the past six months.

•	Provides opportunity for clear path to expansion into adjacent markets that also require transportation solutions, including schools and factories.

•	Aligns with Swvl’s mission to provide safe, reliable, and affordable transportation solutions that reduce emissions and congestion:

•	Promotes economic empowerment by making it easier for employees to get where they need to be when they need to be there.

•	Volt Lines has committed to running 100% of its network on electric buses powered by renewable energy to realize zero-emissions by 2030.

Ali Halabi, Volt Lines Founder and CEO, said, “When we launched Volt Lines four years ago, we set out to deliver a revolutionary transit experience to make commuting more reliable and affordable in Istanbul. With Swvl’s global footprint, leading technology platform and proven ability to scale, we believe they are the ideal partner for Volt Lines to accelerate expansion of our platform. We are confident our solutions will meaningfully contribute to the Swvl platform, and together we will be able to deliver superior transportation alternatives for commuters around the world. We’re also excited about scaling our R&D center in Istanbul into a global technology hub, giving Swvl a reliable access to Turkey’s technical talent.”

Youssef Salem, Swvl CFO, said, “The acquisition of Volt Lines expands on Swvl’s position as a leader of mobility solutions, with a clear opportunity to scale the platform globally. Volt Lines brings an extensive list of multinational customers that we are excited to continue to grow relationships with as we provide them with the transportation solutions they need. This acquisition marks another decisive step that Swvl has taken to expand its footprint and to diversify our offerings globally. As always, we are evaluating a host of compelling opportunities to further our position as a leading provider of tech-enabled mobility solutions.”

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation across more than 115 cities across 18 countries and four continents. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

Swvl was co-founded by Mostafa Kandil, who launched Carmudi in the Philippines, which became the largest car classifieds platform in the country in just six months. He then served as Rocket Internet’s Head of Operations. In 2016, Kandil joined Careem, a ride-sharing company and the first unicorn in the Middle East, where he launched services in multiple new markets.

For additional information about Swvl, please visit www.swvl.com.

About Volt Lines

Founded in 2018, Volt Lines is a subscription-based transportation service for employees of corporate companies with a strong presence in Istanbul and the Turkish capital, Ankara. The company provides corporate clients with a smart and cost-effective alternative to public transportation or ride hailing for commuters by utilizing a network of smartly routed shared buses. Through its monthly subscription option, Volt Lines facilitates consistent and reliable commutes for the employees of more than 110 companies, which increases productivity for all stakeholders. Volt Lines was founded by Ali Halabi, who will continue to lead the Turkish business going forward.

For additional information about Volt Lines, please visit www.voltlines.com.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the outcome of any legal proceedings that may be instituted against the parties following the consummation of the business combination; failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts current plans and operations as a result of the consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Swvl to maintain the listing of its securities on Nasdaq; costs related to the business combination; Swvl’s acquisitions of controlling interests in Shotl Transportation, S.L., Viapool Inc. and door2doorGmbH may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact

Daniel Yunger

Kekst CNC

kekst-swvl@kekstcnc.com

917-574-8582

Investor Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com